Exhibit 99.2

Ellomay Capital Announces the Filing of the Annual Report on Form 20-F for 2021

Tel-Aviv, Israel, March 31, 2022 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced the filing of its Annual Report on Form 20-F for the year ended December 31, 2021 with the Securities and Exchange Commission.

A copy of the Annual Report on Form 20-F is available to be viewed and downloaded from the Investor Relations section of the Company’s website at http://www.ellomay.com. The Company will provide a hard copy of the Annual Report on Form 20-F, including the Company’s complete audited financial statements, free of charge to its shareholders upon request.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Contact:
Kalia Rubenbach (Weintraub )
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com